SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

April 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA LP HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,732,621*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,732,621*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,621*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.6%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* See Item 5

CUSIP No. 881005 20 1

1

Names of Reporting Persons
TERRA NITROGEN CORPORATION (due to direct ownership of 6,439,793 Common Units and indirect ownership of 4,732,621 Common Units through its wholly-owned subsidiary, Terra LP Holdings LLC)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,172,414*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,172,414*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,414*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.4%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1

Names of Reporting Persons
TERRA CAPITAL, INC. (due to direct ownership of 2,716,600 Common Units and indirect ownership of 11,172,414 Common Units through its wholly-owned subsidiary, Terra Nitrogen Corporation)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital Holdings, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons CF INDUSTRIES, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Industries Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 881005 20 1

1	Names of Reporting Persons CF INDUSTRIES HOLDINGS, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, CF Industries, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 881005 20 1

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.            Identity and Background.

This Statement is being filed by: (i) Terra LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), by virtue of its direct beneficial ownership of Common Units, (ii) Terra Nitrogen Corporation, a Delaware corporation (“TNC”), by virtue of its direct beneficial ownership of Common Units; (iii) Terra Capital, Inc., a Delaware corporation (“Terra Capital”), by virtue of its direct beneficial ownership of Common Units and by virtue of its ownership of all the outstanding common stock of TNC; (iv) Terra Capital Holdings, Inc., a Delaware corporation (“Terra Holdings”), by virtue of its ownership of all the outstanding common stock of Terra Capital; (v) Terra Industries Inc., a Maryland corporation (“Terra”), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (vi) CF Industries, Inc., a Delaware corporation (“CF Industries”), by virtue of its ownership of all the outstanding common stock of Terra; and (vii) CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), by virtue of its ownership of all the outstanding common stock of CF Industries (LP Holdings, TNC, Terra Capital, Terra Holdings, Terra, CF Industries and CF Holdings are collectively referred to herein as the “Reporting Persons”).

The address of the principal business and the address of the principal office of each of CF Industries and CF Holdings is 4 Parkway North, Suite 400, Deerfield, Illinois 60015. The address of the principal business and the address of the principal office of each of LP Holdings, TNC, Terra Capital, Terra Holdings and Terra is 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102.

(a)—(f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

(d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

Not applicable.  On April 15, 2010, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2010, among CF Holdings, Composite Merger Corporation, a Maryland corporation and an indirect, wholly-owned subsidiary of CF Holdings, CF Holdings completed the acquisition of all of the outstanding common stock of Terra.  Terra thereby became a direct, wholly-owned subsidiary of CF Industries and an indirect, wholly-owned subsidiary of CF Holdings.

CUSIP No. 881005 20 1

Item 4.            Purpose of Transaction.

As described above, on April 15, 2010, pursuant to the Merger Agreement, CF Holdings completed the acquisition of all of the outstanding common stock of Terra and Terra became a direct, wholly-owned subsidiary of CF Industries and an indirect, wholly-owned subsidiary of CF Holdings.  By virtue of ownership of all the outstanding common stock of Terra, CF Holdings and CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.

Under the terms of TNCLP’s Agreement of Limited Partnership, Terra Nitrogen GP Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of CF Holdings (“TN GP”) and the general partner of TNCLP, has exclusive authority to manage the business and operations of TNCLP. As indirect sole owner of TN GP, CF Holdings has the power to elect the board of directors of TN GP and therefore may be deemed to effectively control the management of TN GP.  In connection with the transactions described above, on April 5, 2010, Stephen R. Wilson, the Chairman of the Board, President and Chief Executive Officer of CF Holdings, and Anthony J. Nocchiero, the Senior Vice President and Chief Financial Officer of CF Holdings, were elected to the board of directors of TN GP.

Under the terms of TNCLP’s Agreement of Limited Partnership, if at any time not more than 25% of the Common Units then issued and outstanding are held by persons other than TN GP and its affiliates, TNCLP, in the sole discretion of TN GP, shall have the right to call or to assign to TN GP or its affiliates (the “Call Right”) the right to acquire all, but not less than all, of the Common Units then outstanding held by persons other than TN GP and its affiliates, at the higher of (i) the average of the daily closing prices on the New York Stock Exchange per Common Unit for the twenty consecutive trading days immediately prior to, but not including, the date five days before notice of exercising the Call Right (the “Call Notice”) is caused to be mailed by TN GP or (ii) the highest cash price paid by TN GP or any of its affiliates for any Common Unit purchased during the 90-day period preceding the date that the Call Notice is mailed. The Call Notice must be mailed at least 30 days but not more than 60 days prior to the date such Common Units are to be purchased pursuant to such notice.

The Reporting Persons may exercise any and all of their rights as securityholders of TNCLP in a manner consistent with their equity interests and investment objectives. The Reporting Persons may from time-to-time (i) acquire additional securities of TNCLP in the open market, in privately negotiated transactions or otherwise or (ii) dispose of securities of TNCLP in the open market, in privately negotiated transactions or otherwise. The Reporting Persons expressly reserve the right to formulate other plans and take such actions with respect to securities of TNCLP beneficially owned by the Reporting Persons, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.  Subject to the foregoing, the Reporting Persons do not and, to the best of the Reporting Persons’ knowledge, the persons named on Schedule A hereto do not, as of the date of this Statement, have any specific plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a) LP Holdings is the direct beneficial owner of 4,732,621 Common Units, which in the aggregate represents approximately 25.6% of the outstanding Common Units. TNC is the direct beneficial owner of 6,439,793 Common Units, and, by virtue of its ownership of all the outstanding common stock of LP Holdings, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings. Thus, TNC’s direct and indirect ownership in the aggregate represents approximately 60.4% of the outstanding Common Units. Terra Capital is the direct beneficial owner of 2,716,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings

CUSIP No. 881005 20 1

and TNC. Thus, Terra Capital’s direct and indirect ownership in the aggregate represents approximately 75.1% of the outstanding Common Units.

By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.  By virtue of its ownership of all the outstanding common stock of Terra, CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.  By virtue of its ownership of all the outstanding common stock of CF Industries, CF Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.

The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) LP Holdings has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 4,732,621 Common Units directly owned by LP Holdings. TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 6,439,793 Common Units directly owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,716,600 Common Units directly owned by Terra Capital.

By virtue of its ownership of all the outstanding common stock of LP Holdings, TNC may be deemed to possess indirect beneficial ownership of the Common Units directly owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings and TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.  By virtue of its ownership of all the outstanding common stock of Terra, CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.  By virtue of its ownership of all the

CUSIP No. 881005 20 1

outstanding common stock of CF Industries, CF Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.

(c) Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has effected any transaction in the Common Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Units which are required to be described hereunder.

Item 7.            Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1

Joint Filing Agreement, dated as of April 15, 2010, by and among CF Industries Holdings, Inc., CF Industries, Inc., Terra Industries Inc., Terra Capital Holdings, Inc., Terra Capital, Inc., Terra Nitrogen Corporation and Terra LP Holdings LLC

Exhibit 2

Agreement and Plan of Merger, dated as of March 12, 2010, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc. (incorporated by reference to Exhibit 2.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K filed on March 12, 2010)

CUSIP No. 881005 20 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 2010

CF INDUSTRIES HOLDINGS, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

TERRA INDUSTRIES INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Secretary

TERRA CAPITAL HOLDINGS, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

TERRA CAPITAL, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

CUSIP No. 881005 20 1

TERRA NITROGEN CORPORATION

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel and Corporate Secretary

TERRA LP HOLDINGS LLC

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name
Exhibit 1

Joint Filing Agreement, dated as of April 15, 2010, by and among CF Industries Holdings, Inc., CF Industries, Inc., Terra Industries Inc., Terra Capital Holdings, Inc., Terra Capital, Inc., Terra Nitrogen Corporation and Terra LP Holdings LLC

Exhibit 2

Agreement and Plan of Merger, dated as of March 12, 2010, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc. (incorporated by reference to Exhibit 2.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K filed on March 12, 2010)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following is a list of the executive officers and directors of the Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, the current business address of each person is 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. All executive officers and directors listed below are citizens of the United States. Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors of CF Holdings.

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Holdings

Robert C. Arzbaecher	Director, CF Holdings Chairman of the Board, President and Chief Executive Officer, Actuant Corporation, a manufacturer and marketer of industrial products and systems	13000 West Silver Spring Dr. Butler, Wisconsin, 53007

Wallace W. Creek	Director, CF Holdings Director, Columbus McKinnon Corporation, a manufacturer of material handling products

William Davisson	Director, CF Holdings Chief Executive Officer, GROWMARK, Inc., a regional cooperative providing agriculture-related products and services and grain marketing	1701 Towanda Avenue Bloomington, Illinois 61701

Stephen A. Furbacher	Director, CF Holdings

David R. Harvey	Director, CF Holdings Director, Sigma-Aldrich Corporation, a manufacturer and distributor of biochemical and organic chemicals

John D. Johnson	Director, CF Holdings President and Chief Executive Officer, CHS Inc., a diversified energy, grains and foods company	5600 Cenex Drive Inver Grove Heights, Minnesota, 55077

Edward A. Schmitt	Director, CF Holdings

Executive Officers of CF Holdings.

Name	Present Position with CF Holdings

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer

Anthony J. Nocchiero	Senior Vice President and Chief Financial Officer

Douglas C. Barnard	Vice President, General Counsel, and Secretary

Bert A. Frost	Vice President, Sales and Market Development

Richard A. Hoker	Vice President and Corporate Controller

Wendy S. Jablow Spertus	Vice President, Human Resources

Philipp P. Koch	Vice President, Supply Chain

Lynn F. White	Vice President, Corporate Development

W. Anthony Will	Vice President, Manufacturing and Distribution

Board of Directors of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Anthony J. Nocchiero	Director, CF Industries Senior Vice President and Chief Financial Officer, CF Industries

Douglas C. Barnard	Director, CF Industries Vice President, General Counsel, and Secretary, CF Industries

Executive Officers of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Anthony J. Nocchiero	Senior Vice President and Chief Financial Officer, CF Industries

Douglas C. Barnard	Vice President, General Counsel, and Secretary, CF Industries

Bert A. Frost	Vice President, Sales and Market Development, CF Industries

Richard A. Hoker	Vice President and Corporate Controller, CF Industries

Wendy S. Jablow Spertus	Vice President, Human Resources, CF Industries

Philipp P. Koch	Vice President, Supply Chain, CF Industries

Lynn F. White	Vice President, Corporate Development, CF Industries

W. Anthony Will	Vice President, Manufacturing and Distribution, CF Industries

Board of Directors of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra

Anthony J. Nocchiero	Director, Terra

Douglas C. Barnard	Director, Terra

Executive Officers of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra

Anthony J. Nocchiero	Vice President, Terra

Douglas C. Barnard	Vice President and Secretary, Terra

Richard A. Hoker	Vice President, Terra

Board of Directors of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra Holdings

Anthony J. Nocchiero	Director, Terra Holdings

Douglas C. Barnard	Director, Terra Holdings

Executive Officers of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra Holdings

Anthony J. Nocchiero	Vice President, Terra Holdings

Douglas C. Barnard	Vice President and Corporate Secretary, Terra Holdings

Richard A. Hoker	Vice President, Terra Holdings

Board of Directors of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra Capital

Anthony J. Nocchiero	Director, Terra Capital

Douglas C. Barnard	Director, Terra Capital

Executive Officers of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra Capital

Anthony J. Nocchiero	Vice President, Terra Capital

Douglas C. Barnard	Vice President and Corporate Secretary, Terra Capital

Richard A. Hoker	Vice President, Terra Capital

Board of Directors of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	Director, TNC

Anthony J. Nocchiero	Director, TNC

Douglas C. Barnard	Director, TNC

Executive Officers of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	President, TNC

Anthony J. Nocchiero	Vice President and Treasurer, TNC

Douglas C. Barnard	Vice President, General Counsel and Corporate Secretary, TNC

Richard A. Hoker	Vice President, TNC

Board of Directors of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Director, LP Holdings

Anthony J. Nocchiero	Director, LP Holdings

Douglas C. Barnard	Director, LP Holdings

Executive Officers of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	President, LP Holdings

Anthony J. Nocchiero	Vice President and Chief Financial Officer, LP Holdings

Douglas C. Barnard	Vice President and Corporate Secretary, LP Holdings

Richard A. Hoker	Vice President, LP Holdings